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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of MARCH, 2002
                                           -----------
                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  Directorate Change

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AMVESCAP PLC
498632
IMMEDIATE RELEASE  5TH MARCH 2002
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942

           AMVESCAP PLC ELECTS DENIS KESSLER A NON-EXECUTIVE DIRECTOR

LONDON--MARCH 5, 2002--AMVESCAP PLC today announced that Denis Kessler, 49, has been elected a non-executive member of the Board of Directors. Mr. Kessler is a noted economist and executive chairman of the French Federation of Insurance Companies (FFSA) and executive vice chairman of the French Business Confederation (MEDEF).

"We welcome the perspective and experience that Denis brings to the Board of Directors," said Charles W. Brady, chairman and chief executive officer of AMVESCAP. "His election adds to the high level of talent already on the Board."

Mr. Kessler is a member of the French Association for Economic Sciences and the International Association for Research on Income and Wealth, and a member of the Boards of Directors of BNP Paribas and Dexia Bank. Previously he was a director of the Union of Insurance Companies of Paris. He will be joining AMVESCAP's Audit, Nomination and Remuneration Committees. There is nothing further to disclose for Mr. Kessler pursuant to Rule 16.4 of the Listing Rules of the U.K. Listing Authority. Mr. Kessler will be standing for election for a full term at the next Annual General Meeting in April 2002.

Additionally, de Guardiola Advisors, Inc. has been retained to work with senior management in evaluating and implementing strategy. As a result, Roberto de Guardiola, a non-executive director since 1997, has resigned from the Board effective March 5, 2002.

"Roberto's knowledge and insight have added an important dimension to AMVESCAP's Board. I speak for the entire Board in thanking him for his dedicated service," said Mr. Brady. "We look forward to continue to benefit from his sound advice and counsel on strategic issues."

With these changes, the chairmanships of committees of the Board are as follows: Mr. Rex Adams is chairman of the Remuneration Committee; Mr. Bevis Longstreth is chairman of the Audit Committee; Sir John Banham is chairman of the Nomination Committee. As previously indicated, Sir John Banham is the senior non-executive director.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in more than 100 countries. The Company is listed on the London, New York, Paris, and Toronto stock exchanges with the symbol AVZ. Additional information is available at www.amvescap.com.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  5th March, 2002                     By   /s/ Michael S. Perman
      ----------------                         ---------------------
                                                   (Signature)

                                              Michael S. Perman
                                              Company Secretary